Exhibit 99.1

Legend Biotech Announces Participation in Upcoming Investor Conferences

SOMERSET, N.J.--(BUSINESS WIRE)--August 19, 2022--Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global biotechnology company developing, manufacturing and commercializing novel therapies to treat life-threatening diseases, today announced its participation in the upcoming investor conferences:

Event: Citi's 17th Annual BioPharma Conference
Location: Boston, Massachusetts
Fireside Chat Date & Time: Wednesday, September 7, 2022 at 11:20am ET
Presenter: Ying Huang, Ph.D., CEO

Event: 2022 Wells Fargo Healthcare Conference
Location: Boston, Massachusetts
Fireside Chat Date & Time: Thursday, September 8, 2022 at 2:35pm ET
Presenter: Ying Huang, Ph.D., CEO

Event: Morgan Stanley Global Healthcare Conference 2022
Location: New York, New York
Fireside Chat Date & Time: Monday, September 12, 2022 at 3:40pm ET
Presenter: Ying Huang, Ph.D., CEO

Event: Jefferies Cell and Genetic Medicine Summit
Location: New York, New York
Date: September 29 & 30, 2022

About Legend Biotech

Legend Biotech is a global biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogenic chimeric antigen receptor T-cell and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of safe, efficacious and cutting-edge therapeutics for patients worldwide.

Learn more at www.legendbiotech.com and follow us on Twitter and LinkedIn.

Contacts

Investor Contacts:
Joanne Choi, Senior Manager, Investor Relations, Legend Biotech
joanne.choi@legendbiotech.com

Crystal Chen, Manager, Investor Relations, Legend Biotech
crystal.chen@legendbiotech.com

Press Contact:
Tina Carter, Corporate Communications Lead, Legend Biotech
tina.carter@legendbiotech.com
(908) 331-5025